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<FILENAME>slgd13d-2-golconda.txt







                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                            SCOTT'S LIQUID GOLD-INC.
 -------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, $0.10 par value
 -------------------------------------------------------------------------------
                         (Title of class of securities)

                                   810202101
            --------------------------------------------------------
                                 (CUSIP number)

   WILLIAM D. SUMMITT, 14839 CHANCEY STREET, ADDISON, TX 75001  (214) 364-9661
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                DECEMBER 16, 2013
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  810202101

--------------------------------------------------------------------------------
1.  Name of Reporting Person
                           GOLCONDA CAPITAL PORTFOLIO, LP
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)        WC
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization      TEXAS, UNITED STATES
--------------------------------------------------------------------------------
  Number of           (7) Sole Voting Power         595,654
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power           -0-
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    595,654
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power      -0-
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned             595,654
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)     5.2%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)            PN
--------------------------------------------------------------------------------

CUSIP No.  810202101

--------------------------------------------------------------------------------
1.  Name of Reporting Person
                           GOLCONDA CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)        NA
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization      TEXAS, UNITED STATES
--------------------------------------------------------------------------------
  Number of           (7) Sole Voting Power         595,654
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power           -0-
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    595,654
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power      -0-
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned             595,654
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)     5.2%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)            OO (Limited
                                                             Liability Company)
--------------------------------------------------------------------------------

CUSIP No.  810202101

--------------------------------------------------------------------------------
1.  Name of Reporting Person
                           WILLIAM D. SUMMITT
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)        NA
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization      UNITED STATES
--------------------------------------------------------------------------------
  Number of           (7) Sole Voting Power         595,654
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power           -0-
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    595,654
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power      -0-
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned             595,654
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)     5.2%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

ITEM 1.   Security and Issuer

a) Name of Issuer:

	Scott's Liquid Gold-Inc.

b) Address of Issuer's Principal Executive Offices:

	4880 Havana Street
	Denver, CO 80239


ITEM 2.   Identity and Background

     The reporting person, William D. Summitt, 14839 Chancey Street, Addison, TX 75001, a natural person and United States citizen, is the sole portfolio manager of Golconda Capital Portfolio, LP and is the sole managing member of Golconda Capital Management, LLC (collectively "Golconda").

	The principal business of Golconda is investing in securities.

	The principal business address of Golconda is 14839 Chancey Street, Addison, TX 75001.

	Golconda is organized under the laws of the state of Texas.

	None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amount of Funds or Other Consideration

     The source of funds for the purchases of the securities was the working capital of Golconda. Total funds in the amount of $245,380 were used to effect these purchases. No part of the purchase price represents borrowed funds.


ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes.

     The reporting person has engaged in discussions with company management and the Board of Directors, including written correspondence, regarding various aspects of the business, including operations, corporate governance, and capital structure.

     The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the governance, business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.


ITEM 5.   Interest in Securities of the Issuer

     As of November 11, 2013, the Issuer had 11,428,831 shares of Common Stock outstanding, based on the information contained in the Issuer's Form 10-Q for the quarter ended September 30, 2013 and filed November 13, 2013.

As of the date hereof, Golconda directly beneficially owns 595,654 shares (5.2%) of the Issuer's Common Stock. Golconda has sole direct voting and dispositive power over these shares.

Mr. Summitt does not directly beneficially own any shares of the Issuer's Common Stock. As the sole owner and managing member of Golconda Capital Management, LLC, which is the general partner of Golconda Capital Portfolio, LP, Mr. Summitt has sole indirect voting and dispositive power over the shares of Common Stock directly owned by Golconda.

The transactions in the shares of Common Stock effected by Golconda corresponding to this filing and completed in the past 60 days were ordinary brokerage transactions made in the open market and are indicated as follows:

12/18/13  bought 15,000 shares @ $0.59
12/13/13  bought 8,000  shares @ $0.58
11/13/13  bought 15,000 shares @ $0.60
10/29/13  bought 4,000  shares @ $0.44
10/16/13  bought 10,000 shares @ $0.47


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

Exhibit 1: Letters from Golconda to Scotts Liquid-Gold, Inc. Board of Directors,
           dated December 16, 2013 and October 4, 2013


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 2013


GOLCONDA CAPITAL PORTFOLIO, LP

/s/ William D. Summitt
-------------------------
Name:  William D. Summitt
Title: Portfolio Manager, Golconda Capital Portfolio, LP


GOLCONDA CAPITAL MANAGEMENT, LLC

/s/ William D. Summitt
-------------------------
Name:  William D. Summitt
Title: Managing Member, Golconda Capital Management, LLC


WILLIAM D. SUMMITT
-------------------------
/s/ William D. Summitt
Name: William D. Summitt


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